Exhibit 99.7

Akumin Inc.

Condensed Consolidated
Financial Statements
(Unaudited)
March 31, 2020
(expressed in US dollars unless otherwise stated)

Akumin Inc.

Table of Contents

Page

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets	1

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	2

Condensed Consolidated Statements of Changes in Equity	3

Condensed Consolidated Statements of Cash Flows	4

Notes to Condensed Consolidated Financial Statements	5 –28

Akumin Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(expressed in US dollars unless otherwise stated)

	March 31,	December 31,
	2020	2019
	$	$
Assets
Current assets
Cash	16,619,615	23,388,916
Accounts receivable	91,717,158	82,867,225
Prepaid expenses and other current assets	1,211,455	3,927,949

	109,548,228	110,184,090

Security deposits and other assets	2,371,254	1,967,053

Property and equipment (note 5)	78,152,420	75,938,590

Operating lease right-of-use assets (note 4)	130,336,845	126,675,770

Goodwill	360,477,299	358,802,534

Intangible assets	8,748,620	9,432,480

Total assets	689,634,666	683,000,517

Liabilities
Current liabilities
Accounts payable and accrued liabilities	21,308,144	26,262,225
Finance lease liabilities (note 7)	2,195,129	1,789,995
Operating lease liabilities (right-of-use) (notes 4 and 7)	8,709,995	9,276,298
Senior loans payable (note 8)	3,710,796	3,705,952
Earn-out liability (note 6)	4,205,928	7,529,962

	40,129,992	48,564,432

Finance lease liabilities (note 7)	8,777,661	6,625,409

Operating lease liabilities (right-of-use) (notes 4 and 7)	124,670,377	119,773,692

Senior loans payable (note 8)	339,741,545	336,276,370

Derivative financial instruments (note 8)	5,215,883	951,702

Subordinated notes payable – earn-out (note 9)	188,395	184,485

Earn-out liability (note 6)	4,108,676	7,304,105

Deferred tax liability	6,731,140	6,256,820

Total liabilities	529,563,669	525,937,015

Shareholders’ equity
Additional paid-in capital (common shares : no par value, unlimited authorized number of shares, 70,125,928 and 69,840,928 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively) (note 10)	159,473,652	158,881,120
Deficit	(4,125,764)	(6,361,767)

Equity attributable to shareholders of Akumin Inc.	155,347,888	152,519,353

Non-controlling interests	4,723,109	4,544,149

Total shareholders’ equity	160,070,997	157,063,502

Total liabilities and shareholders’ equity	689,634,666	683,000,517

Approved by the Board of Directors
(signed) “Riadh Zine”	Director	(signed) “Tom Davies”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(1)

Akumin Inc.

Condensed Consolidated Statements of Operations and

Comprehensive Income (Loss)

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Three-month period ended	Three-month period ended
	March 31,	March 31,
	2020	2019
	$	$
Revenue
Service fees - net of allowances and discounts	70,637,401	46,955,226
Other revenue	624,672	595,962

	71,262,073	47,551,188

Operating expenses
Cost of operations, excluding depreciation and amortization	56,352,832	38,388,812
Depreciation and amortization	4,986,696	3,133,728
Stock-based compensation	592,532	1,017,612
Operational financial instruments revaluation and other (gains)	(6,266,906)	41,512
losses

Total operating expenses	55,665,154	42,581,664

Income from operations	15,596,919	4,969,524

Other income and expenses
Interest expense	7,462,741	1,875,460
Other financial instruments revaluation and other (gains) losses	4,262,814	15,878
Settlement costs (recoveries)	355,588	(1,216,851)
Acquisition-related costs	219,333	785,682

Total other expenses (income)	12,300,476	1,460,169

Income (loss) before income taxes	3,296,443	3,509,355

Income tax provision (benefit)	445,097	275,676

Net income (loss) and comprehensive income (loss) for	2,851,346	3,233,679
the period

Non-controlling interests	615,343	449,764

Net income (loss) attributable to common shareholders	2,236,003	2,783,915

Net income (loss) per share
Basic and diluted	0.03	0.04

The accompanying notes are an integral part of these condensed consolidated financial statements.

(2)

Akumin Inc.

Condensed Consolidated Statements Changes in Equity

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Additional paid-in capital	Accumulated Deficit	Non-controlling interest	Total Shareholders’ equity
	$	$	$	$
Balance as at January 1, 2019	130,577,709	(15,789,745)	4,107,499	118,895,463

Net income and comprehensive income	-	2,783,915	449,764	3,233,679
RSUs and Warrants exercised (note 10)	415,139	-	-	415,139
Stock-based compensation expense	1,017,612	-	-	1,017,612
Payment to non-controlling interests	-	-	(373,830)	(373,830)

Balance as at March 31, 2019	132,010,460	(13,005,830)	4,183,433	123,188,063

Balance as at December 31, 2019	158,881,120	(6,361,767)	4,544,149	157,063,502

Net income and comprehensive income	-	2,236,003	615,343	2,851,346
Stock-based compensation expense	592,532	-	-	592,532
Payment to non-controlling interests	-	-	(436,383)	(436,383)

Balance as at March 31, 2020	159,473,652	(4,125,764)	4,723,109	160,070,997

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(3)

Akumin Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Three-month period ended March 31,	Three-month period ended March 31,
	2020	2019
	$	$
Cash flows provided by (used in)

Operating activities
Net income for the period	2,851,346	3,233,679
Adjustments for
Depreciation and amortization	4,986,696	3,133,728
Stock-based compensation	592,532	1,017,612
Interest expense-accretion of debt	794,709	115,731
Deferred income tax expense (benefit)	474,320	-
Financial instruments revaluation and other (gains) losses	(2,004,092)	57,390
Changes in operating assets and liabilities
Accounts receivable	(8,849,932)	(6,223,346)
Prepaid expenses, security deposits and other assets	2,719,058	265,147
Accounts payable and accrued liabilities	(4,954,082)	(230,884)
Operating lease liabilities and right-of-use assets	675,181	539,285

	(2,714,264)	1,908,342

Investing activities
Purchase of property and equipment and intangible assets	(2,556,411)	(2,156,859)
Business acquisitions – net of cash acquired	(3,314,525)	69,575

	(5,870,936)	(2,087,284)

Financing activities
Loan proceeds	3,600,000	-
Loan repayments	(924,690)	(90,081)
Finance leases – principal payments	(423,028)	(201,870)
Common shares	-	415,139
Payment to non-controlling interests	(436,383)	(373,830)

	1,815,899	(250,642)

Decrease in cash during the period	(6,769,301)	(429,584)

Cash – Beginning of period	23,388,916	19,326,412

Cash – End of period	16,619,615	18,896,828

Supplementary information
Interest expense paid	6,697,302	1,752,907
Income taxes paid (benefit)	6	(9,597)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

1	Presentation of condensed consolidated financial statements and nature of operations

The operations of Akumin Inc. (Akumin or the Company) and its Subsidiaries (defined below) primarily consist of operating outpatient diagnostic imaging centres located in Delaware, Florida, Georgia, Illinois, Kansas, Pennsylvania and Texas. Substantially all of the centres operated by Akumin were obtained through acquisition. Related to its imaging centre operations, Akumin also operates a medical equipment business, SyncMed, LLC (SyncMed), which provides maintenance services to Akumin’s imaging centres in Illinois, Kansas and Texas and a billing and revenue cycle management business, as a division of Akumin’s wholly owned indirect subsidiary, Akumin Corp., which was previously operated by a subsidiary, Rev Flo Inc., which was merged into Akumin Corp. on December 31, 2018.

The services offered by the Company (through the Subsidiaries) include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, digital radiography (X-ray), fluoroscopy and other related procedures.

The Company has a diverse mix of payers, including private, managed care capitated and government payers.

The registered and Canadian head office of Akumin is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. The United States head office is located at 8300 W. Sunrise Boulevard, Plantation, Florida, 33322. All operating activities are conducted through its wholly owned US subsidiary, Akumin Holdings Corp. and its wholly owned subsidiary, Akumin Corp. Akumin Corp. operates its business directly and through its key wholly owned direct and indirect subsidiaries, which include Akumin Florida Holdings, LLC, formerly known as Tri-State Imaging FL Holdings, LLC (FL Holdings), Akumin Imaging Texas, LLC, formerly known as Preferred Medical Imaging, LLC (PMI), SyncMed, Akumin FL, LLC (Akumin FL), Advanced Diagnostics Group, LLC (ADG), TIC Acquisition Holdings, LLC (TIC) and Akumin Health Illinois, LLC (Akumin IL) (collectively, the Subsidiaries), as well as through Delaware Open MRI Radiology Associates, LLC, Elite Imaging, LLC, Elite Radiology of Georgia, LLC, Jeanes Radiology Associates, LLC, Lebanon Diagnostic Imaging, LLC, Rittenhouse Imaging Center, LLC, Rose Radiology Centers, LLC and Wilkes-Barre Imaging, LLC (collectively, the Revenue Practices), all of which are located in the United States.

2	Basis of preparation

The Company adopted the accounting principles generally accepted in the United States of America (GAAP) as the basis of preparation for the 2020 annual financial statements effective for the fiscal year-ended December 31, 2020. Previously, the Company’s financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), for the period up to and including the 9-months ended September 30, 2020. On August 28, 2020, the Company filed a Form 40-F with the United States Securities and Exchange Commission pursuant to Section 12 of the Securities Exchange Act of 1934. This filing resulted in the Company becoming an “SEC Issuer” for purposes of National Instrument 51-102 — Continuous Disclosure Obligations and as such the Company is entitled to prepare and report its financial statements in GAAP as opposed to IFRS.

These condensed interim consolidated financial statements for the three month period ended March 31, 2020 have been prepared in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 270, Interim Reporting. The disclosures contained in these condensed interim consolidated financial statements in accordance with GAAP do not include all the requirements of GAAP for annual financial statements. The condensed interim consolidated financial statements should be read in

(5)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

conjunction with the audited consolidated financial statements for the year ended December 31, 2020. The condensed interim consolidated financial statements are based on accounting policies as described in the December 31, 2020 consolidated financial statements.

The condensed interim consolidated financial statements include all of the accounts of the Company, the Subsidiaries and the Revenue Practices. All intercompany transactions and balances have been eliminated on consolidation.

3	Variable interest entities

In accordance with the FASB’s ASC Topic 810, Consolidation, a reporting entity with a variable interest in another entity is required to include the assets and liabilities and revenue and expenses of that separate entity (i.e., consolidate with the financial statements of the reporting entity) when the variable interest is determined to be a controlling financial interest. Under ASC 810, a reporting entity is considered to have a controlling financial interest in a variable interest entity (VIE) if (1) the reporting entity has the power to direct the activities of the VIE that most significantly impacts its economic performance and (2) the reporting entity has the obligation to absorb losses of the VIE that could be potentially significant to the VIE.

As a result of the financial relationship established between the Company and the Revenue Practices through respective management service agreements, the Revenue Practices individually qualify as VIEs as the Company, which provides them non-medical, technical and administrative services, has the power to direct their respective activities and the obligation to absorb their gains and losses. As a result, the Company is considered the primary beneficiary of the Revenue Practices, and accordingly, the assets and liabilities and revenue and expenses of the Revenue Practices are included in these condensed consolidated financial statements. The following information excludes any intercompany transactions and costs allocated by the Company to the Revenue Practices. The Revenue Practices’ assets and liabilities included in the Company’s consolidated balance sheets as at March 31, 2020 were $59.6 million (2019 – $58.7 million) and $nil (2019 – $nil), respectively. The assets of the Revenue Practices can only be used to settle their obligations. During the three month period ended March 31, 2020, the Revenue Practices’ net revenue was $40.1 million (2019 – $33.7 million) and the net contribution to the Company’s cash flow from operations was $32.7 million (2019 – $22.1 million).

The Company has a variable interest in a single purpose entity in Texas which operates an imaging center. The Company also has a variable interest in certain operations of an imaging center of another Texas entity. In both cases, the Company is not a primary beneficiary of the variable interest since it does not have any equity ownership in these entities nor does it have the power to direct the activities of either of these entities that most significantly impact the entities’ economic performance. Rather, in both cases, the Company is entitled to a management fee based upon written agreements in exchange for certain agreed upon management services. The assets and liabilities and revenue and expenses of these entities are not included in the consolidated financial statements of the Company.

4	Business combinations

i)

On January 1, 2020, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Coral Springs, Florida, for cash consideration of approximately $2.1 million (Coral Springs Acquisition). In accordance with the transaction agreement, $100,000 of this purchase price (Holdback Fund) has been withheld as security for indemnity obligations until July 1, 2020. This asset

(6)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

acquisition was considered a business combination. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:

$
Assets acquired
Current assets
Prepaid expenses	32,961

Non-current assets
Security deposits	368,601
Property and equipment	412,400
Operating lease right-of-use assets	2,427,618

3,241,580

Liabilities assumed
Non-current liabilities
Operating lease liabilities (right-of-use)	2,427,618

Net assets acquired	813,962
Goodwill	1,274,764

Purchase price	2,088,726

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $0.7 million and income before tax of approximately $58 thousand to the Company’s consolidated results for the three months ended March 31, 2020.

ii)

On January 1, 2020, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Crystal Lake, Illinois, for cash consideration of approximately $1.2 million (Crystal Lake Acquisition). In accordance with the transaction agreement, $60,000 of this purchase price (Holdback Fund) has been withheld as security for indemnity obligations until July 1, 2020. This asset acquisition was considered a business combination. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:

(7)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

$
Assets acquired
Non-current assets
Security deposits	5,799
Property and equipment	820,000
Operating lease right-of-use assets	554,830

1,380,629

Liabilities assumed
Non-current liabilities
Operating lease liabilities (right-of-use)	554,830

Net assets acquired	825,799
Goodwill	400,000

Purchase price	1,225,799

This acquisition was an opportunity for the Company to increase its presence in Illinois. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $0.3 million and income before tax of approximately $91 thousand to the Company’s consolidated results for the three months ended March 31, 2020.

5	Property and equipment

	March 31, 2020 $	December 31, 2019 $

Medical equipment	79,023,486	75,665,771
Equipment under finance leases	17,608,770	14,971,916
Leasehold improvements	17,492,168	17,393,839
Furniture and fixtures	1,132,765	1,088,236
Office equipment	208,892	214,612
Computer equipment	240,919	194,770

Total property and equipment – cost	115,707,000	109,529,144
Less: Accumulated depreciation	(37,554,580)	(33,590,554)

Total property and equipment – net	78,152,420	75,938,590

As at March 31, 2020, the equipment under finance leases had a net book value of $11,578,540 (2019 – $9,404,765). Depreciation expense for the three months ended March 31, 2020 was $4,297,423 (2019 – $2,877,374). As part of ongoing operations, during the three months ended March 31, 2020, the Company had net disposals of $366,057 (2019 – $98,162). The loss on these disposals is included in the condensed consolidated statements of operations and comprehensive income (loss) in the expense category “financial instruments revaluation and other gains (losses)”.

(8)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

6	Earn-out liability (ADG Acquisition)

	March 31, 2020 $	December 31, 2019 $

ADG Acquisition – earn-out	8,314,604	14,834,067
Less: Current portion of ADG Acquisition – earn-out	(4,205,928)	(7,529,962)

Non-current portion of ADG Acquisition – earn-out	4,108,676	7,304,105

A portion of the purchase price payable in respect of the ADG Acquisitions in 2019, specifically for SFL Radiology Holdings, LLC, is subject to an earn-out (the ADG Acquisition – earn-out liability) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital. In accordance with the purchase agreement, 50% of this liability is expected to be settled in the latter half of 2020 and the balance in the first half of 2021.

The value of the ADG Acquisition – earn-out liability has been estimated by management using a probability weighted valuation technique related to information including revenue and operating expenses; changes in the fair value of this liability are recognized in the consolidated statements of operations and comprehensive income (loss). Management estimated the fair value of the ADG Acquisition – earn-out liability as at May 31, 2019 at approximately $15 million based on a discount rate of approximately 7% and management’s estimated probability weighted range of the ADG Acquisition – earn-out liability (it is considered a Level 3 liability as described in note 13). An increase in the discount rate by 1.0% point decreased the value of this liability by about $0.2 million and vice versa. The ADG Acquisition – earn-out liability was revalued at approximately $8 million as at March 31, 2020 based on a discount rate of approximately 5% and management’s estimated probability weighted range of the ADG Acquisition – earn-out liability and the change in fair value was recognized in financial instruments revaluation in the condensed consolidated statements of operations and comprehensive income (loss). As at March 31, 2020, the range of estimated undiscounted ADG Acquisition – earn-out liability is between approximately $6 million and $15 million.

7	Lease liabilities

Finance

The information pertaining to finance lease liabilities on the consolidated balance sheet is as follows:

	March 31,	December 31,
	2020 $	2019 $

Finance lease liabilities	10,972,790	8,415,404
Less: Current portion of finance lease liabilities	(2,195,129)	(1,789,995)

Non-current portion of finance lease liabilities	8,777,661	6,625,409

The components of finance lease cost recognized in the consolidated statement of operations and comprehensive income (loss) are as follows:

(9)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

	Three-month period ended	Three-month period ended
	March 31, 2020 $	March 31, 2019 $

Amortization expense for equipment under finance leases	667,017	346,517
Interest expense on finance lease liabilities	129,241	60,263

Finance lease cost	796,258	406,780

Undiscounted cash flows for finance leases recorded in the consolidated balance sheets were as follows at March 31, 2020.

$

April 1 to December 31, 2020	2,007,285
2021	2,674,402
2022	2,440,699
2023	2,047,034
2024	1,493,596
Thereafter	1,679,900

Total minimum lease payments	12,342,916
Less: Amount of lease payments representing interest	(1,370,126)

Present value of future minimum lease payments	10,972,790
Less: Current portion of finance lease liabilities	(2,195,129)

Non-current finance lease liabilities	8,777,661

The lease term and discount rates are as follows:

	March 31, 2020	December 31, 2019

Weighted average remaining lease term-finance leases (years)	5.2	4.8
Weighted average discount rate-finance leases	5.1%	5.1%

Supplemental cash flow information related to finance leases is as follows:

	Three-month period ended	Three-month period ended
	March 31, 2020 $	March 31, 2019 $

Operating cash flows from finance leases	129,241	60,263
Financing cash flows from finance leases	423,028	201,870
Right-of-use assets obtained in exchange for finance lease obligations	2,970,188	-

(10)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

Operating

The information pertaining to operating lease liabilities on the consolidated balance sheet is as follows:

	March 31, 2020 $	December 31, 2019 $

Operating lease liabilities	133,380,372	129,049,990
Less: Current portion of operating lease liabilities	(8,709,995)	(9,276,298)

Non-current portion of operating lease liabilities	124,670,377	119,773,692

The components of operating lease cost recognized in the consolidated statement of operations and comprehensive income (loss) are as follows:

	Three-month period ended	Three-month period ended
	March 31, 2020 $	March 31, 2019 $

Operating lease cost	5,203,144	3,990,043
Variable lease cost	1,063,816	640,016
Short-term lease cost	52,568	9,689

Total operating lease cost	6,319,528	4,639,748

Undiscounted cash flows for operating leases recorded in the consolidated balance sheets were as follows at March 31, 2020.

$

April 1 to December 31, 2020	13,582,823
2021	17,963,158
2022	17,481,302
2023	16,733,489
2024	15,646,087
Thereafter	149,045,365

Total minimum lease payments	230,452,224
Less: Amount of lease payments representing interest	(97,071,852)

Present value of future minimum lease payments	133,380,372
Less: Current portion of operating lease liabilities	(8,709,995)

Non-current operating lease liabilities	124,670,377

The lease term and discount rates are as follows:

(11)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

	March 31, 2020	December 31, 2019

Weighted average remaining lease term-operating leases (years)	13.2	14.1
Weighted average discount rate-operating leases	7.6%	7.1%

Supplemental cash flow information related to operating leases is as follows:

	Three-month period ended March 31, 2020 $	Three-month period ended March 31, 2019 $

Operating cash flows from operating leases	4,527,964	3,450,757
Right-of-use assets obtained in exchange for operating lease obligations	6,894,145	111,070,407

8	Senior loans payable

The May 2019 Loans and Wesley Chapel Loan are collectively referred to as the Senior Loans.

The minimum annual principal payments with respect to the Senior Loans (face value) as at March 31, 2020 are as follows:

$

April 1, 2020 to December 31, 2020	2,781,262
2021	5,045,698
2022	6,881,454
2023	7,246,356
2024	334,729,000

356,683,770

May 2019 Loans

On May 31, 2019, the Company amended its previous credit agreement dated August 15, 2018 (such amended credit agreement, the May 2019 Credit Agreement) whereby it increased the size of its credit facilities and increased the number of syndicated lenders from five to nine financial institutions. Under the terms of the May 2019 Credit Agreement, the Company received a term loan A and term loan B (Term Loan A, Term Loan B and collectively, Term Loans) of $66,000,000 and $266,000,000, respectively (face value) and a revolving credit facility of $50,000,000, of which $3,300,000 was utilized as at May 31, 2019 (the May 2019 Revolving Facility, and together with the Term Loans, the May 2019 Loans). $16 million of the Term Loan A was subject to a delayed draw, which was drawn (in addition to approximately $1.3 million under the May 2019 Revolving Facility) by the Company in October 2019 to partly finance the West Palm Beach Acquisition. The term of the May 2019 Loans is five years. The May 2019 Loans can be increased by an additional $100,000,000 subject to certain conditions. The proceeds of the Term Loans were used during 2019 to settle the Syndicated Loans for

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

$112,482,181, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596,250, partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs. On May 31, 2019, management determined the fair value of the May 2019 Loans to be their face value of $319,300,000 net of debt issuance costs of approximately $14.8 million and a debt modification accounting adjustment of approximately $1.0 million related to the settlement of the Syndicated Loans. The fair value of the May 2019 Loans was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 13).

In August 2019, the Company used $11 million from the May 2019 Revolving Facility to finance the El Paso Acquisition and in December 2019, the Company used $3.2 million from the May 2019 Revolving Facility to finance two small acquisitions undertaken in January 2020 in Florida and Illinois (note 4). As at March 31, 2020, this credit facility had a balance of approximately, $25.7 million.

	March 31, 2020 $	December 31, 2019 $

Term Loan A and May 2019 Revolving Facility	91,259,000	87,824,000
Term Loan B	250,836,127	250,710,995
Less: Current portion	(3,320,000)	(3,320,000)

	338,775,127	335,214,995

Subject to the provisions described below, the minimum annual principal payments with respect to the May 2019 Loans (face value) are as follows.

Term Loan A and May 2019 Revolving Facility

$

April 1, 2020 to December 31, 2020	495,000
2021	1,980,000
2022	3,795,000
2023	4,290,000
2024	80,699,000

91,259,000

a)	Term Loan B

$

April 1, 2020 to December 31, 2020	1,995,000
2021	2,660,000
2022	2,660,000
2023	2,660,000
2024	254,030,000

264,005,000

Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans (which were settled in 2019). The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000,000 as at November 14, 2018). The termination date of this arrangement is August 31, 2021. The cost of this derivative financial instrument was $155,000. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the financial institution as at March 31, 2020 represented an asset to the Company of $nil (2019 - $597).

In addition, effective July 31, 2019, the Company entered into a derivative financial instrument, an interest rate collar contract (further amended in November 2019 and February 2020), with a financial institution in order to mitigate interest rate risk under the variable interest rate Term Loans. This derivative financial instrument has an underlying notional amount of 100% of the face value of Term Loan B ($266,000,000 as at July 31, 2019) and a termination date of July 31, 2022 with (i) a cap rate of 3.00% (LIBOR) per annum, and (ii) a floor rate of 1.1475% (LIBOR) per annum. There was no upfront cost of this derivative financial instrument. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the financial institution as at March 31, 2020 represented a liability to the Company of $5,215,883 (2019 - $951,702).

Changes in the fair value of these derivatives are recognized in the condensed consolidated statements of operations and comprehensive income (loss) in the line “Financial instruments revaluation and other (gains) losses”. There were no cash flows related to the derivative financial instruments in the three-month period ended March 31, 2020 (2019 - $nil).

The May 2019 Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the May 2019 Credit Agreement):

•	Interest

The interest rates payable on the May 2019 Loans are as follows: (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount at one-month LIBOR plus Applicable Rate; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount at the Base Rate (the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate and (c) Eurodollar Rate plus 1.0%) plus Applicable Rate. All advances under the May 2019 Loans are currently classified as Eurodollar Rate Loans. The annualized interest rate paid under the May 2019 Credit Agreement as at March 31, 2020 was approximately 7.4% per annum (March 31, 2019 – nil%). With respect to interest rate sensitivity as at March 31, 2020, a 1% increase in variable interest rates would have increased interest expense for the three-month period ended March 31, 2020 by approximately $0.9 million (2019 – $nil).

•	Payments

The minimum principal payment schedule for the May 2019 Loans is noted herein.

•	Termination

The termination date of the May 2019 Loans is the earliest of (i) May 31, 2024 and (ii) the date on which the obligations become due and payable pursuant to the May 2019 Credit Agreement.

(14)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

•	Restrictive covenants

In addition to certain covenants, the May 2019 Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions, capital expenditures and asset sales, enter into transactions with affiliates and alter the business the Company and the Subsidiaries currently conduct.

•	Financial covenants

The May 2019 Credit Agreement contains financial covenants including certain leverage ratios and a limit on annual capital expenditures.

The Company is in compliance with the financial covenants and has no events of default under the May 2019 Credit Agreement as at March 31, 2020.

•	Events of default

In addition to the above noted financial covenants, events of default under the May 2019 Credit Agreement include, among others, failure to pay principal of or interest on any May 2019 Loans when due, failure to pay any fee or other amount due within two days after the same comes due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading when made, events of bankruptcy and a change of control. The occurrence of an event of default would permit the lenders under the May 2019 Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

•	Security

The Company has, subject to limited exceptions, granted general security over all assets of the Company and the Subsidiaries in connection with the May 2019 Loans.

Wesley Chapel Loan

As part of the Rose Acquisition in 2018, the Company, through a subsidiary, assumed a senior secured loan (Wesley Chapel Loan) of $2,000,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related development for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023 and has monthly repayments of $37,742. The Wesley Chapel Loan was recognized at fair value of $1,908,456 on August 15, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 13).

(15)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

	March 31, 2020 $	December 31, 2019 $

Wesley Chapel Loan	1,357,214	1,447,327
Less: Current portion	(390,796)	(385,952)

	966,418	1,061,375

Subject to the provisions described below, the minimum annual principal payments with respect to the Wesley Chapel Loan (face value) are as follows:

$

April 1, 2020 to March 31, 2020	291,262
2021	405,698
2022	426,454
2023	296,356

1,419,770

The Wesley Chapel Loan provides for the following terms:

•	Interest

5.0%.

•	Payments

Monthly payments (principal and interest) of $37,742. The minimum principal payment schedule for the Wesley Chapel Loan is noted herein.

•	Termination

August 15, 2023.

•	Restrictive covenants

In addition to certain covenants, the Wesley Chapel Loan limits the Company’s ability to dispose of the assets of Akumin Corp., which is the guarantor to the Wesley Chapel Loan.

•	Financial covenants

None.

•	Events of default

Events of default under the Wesley Chapel Loan include, among others, failure to repay the Wesley Chapel Loan in full at maturity, or to pay any other sum due hereunder within ten days of the date when the payment is due, events of insolvency or disposition of all or substantially all of the assets related to the

(16)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

Rose Acquisition. The occurrence of an event of default would permit the lender to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

The Company has no events of default under the Wesley Chapel Loan as at March 31, 2020.

•	Security

The Company has granted first security interest to the lender over the equipment and leasehold improvements acquired using the proceeds of the Wesley Chapel Loan.

9	Subordinated notes payable – earn-out

	March 31, 2020 $	December 31, 2019 $

Subordinated note – earn-out	188,395	184,485

As part of the Tampa Acquisition, Akumin FL entered into a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the Subordinated Note and Subordinated Note Lender, respectively) with a face value of $1,500,000 and a term of four years. The Subordinated Note was recognized at fair value of $1,490,932 on May 11, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 13).

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under the Subordinated Note on May 31, 2019, together with accrued and unpaid interest, for $1,596,250 (face value of $1,500,000 and accrued interest of $96,250). The Company also recorded a fair value loss of $6,830 on the extinguishment of the Subordinated Note, which was reflected in the 2019 consolidated statements of operations and comprehensive income (loss).

According to the Subordinated Note, the Company is subject to an earn-out liability (Subordinated Note – Earn-out) of up to $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021 (the Subordinated Note – Earn-out Period), subject to the satisfaction of certain revenue-based milestones, as follows:

a)

The Subordinated Note – Earn-out for any given calendar year during the Subordinated Note – Earn-out Period shall be equal to 50% of any positive difference calculated by subtracting the Base Revenue ($16,000,000) for such calendar year from the Subordinated Note – Earn-out Revenue (defined below) for such calendar year.

b)

The Subordinated Note – Earn-out Revenue for any calendar year during the Subordinated Note – Earn-out Period shall be the gross revenue generated by the centres related to the Tampa Acquisition during such calendar year.

(17)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

c)

If Subordinated Note – Earn-out Revenue for any calendar year of the Subordinated Note – Earn-out Period is less than or equal to $16,000,000, no Subordinated Note – Earn-out shall be payable for such calendar year.

d)	The maximum aggregate amount of the Subordinated Note – Earn-out that may be earned over the Subordinated Note – Earn-out Period is $4,000,000.

The value of Subordinated Note – Earn-out has been estimated by management using a probability-weighted valuation technique; changes in the fair value of this liability are recognized in the condensed consolidated statements of operations and comprehensive income (loss). Management estimated the fair value of Subordinated Note – Earn-out as at May 11, 2018 of $160,790 based on a discount rate of 8.75% and management’s estimated probability-weighted range of Subordinated Note – Earn-out Revenue during the Subordinated Note – Earn-out Period (it is considered a Level 3 liability as described in note 13). The Subordinated Note – Earn-out was revalued at $188,395 as at March 31, 2020 based on a discount rate of 8.75% and management’s estimated probability-weighted range of Subordinated Note – Earn-out Revenue during the Subordinated Note – Earn-out Period and the change in fair value was recognized in financial instruments revaluation in the condensed consolidated statements of operations and comprehensive income (loss). As at March 31, 2020, the range of estimated undiscounted Subordinated Note – Earn-out payable is between $nil and $218,183.

Payments and termination

Under the Subordinated Note agreement, prior to May 11, 2022 (the Maturity Date), the Company may repay, without penalty, all or any portion of the Subordinated Note – Earn-out, and accrued but unpaid interest.

Restrictive covenants

The Subordinated Note agreement places certain limits on Akumin FL’s ability to declare dividends or other distributions, incur liens or indebtedness, make investments, undertake mergers or reorganizations or dispose of assets outside the ordinary course of business.

Financial covenants

None.

Events of default

Events of default under the Subordinated Note agreement include failure to pay any Subordinated Note – Earn-out, once earned, together with interest when due, defaults in complying with terms of the Subordinated Note agreement, and the occurrence of bankruptcy events relating to Akumin FL. The occurrence of an event of default would permit the Subordinated Note Lender to declare any Subordinated Note – Earn-out, once earned, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

Security

The Company has granted a security interest over all assets of Akumin FL as security for its obligations under the Subordinated Note. The Subordinated Note – Earn-out is subordinate to the intercompany loan from the Company to Akumin FL.

The Company is in compliance with the terms of the Subordinated Note agreement as at March 31, 2020.

(18)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

10	Capital stock and warrants

The authorized share capital of the Company consists of an unlimited number of voting common shares, with no par value.

	Common shares		Warrants		RSUs		Total

	Number	Amount $	Number	Amount $	Number	Amount $	Number	Amount $

January 1, 2019	62,371,275	123,746,423	1,249,512	1,742,910	1,120,656	2,671,147	64,741,443	128,160,480
Issuance (i)	6,250,000	23,437,500	-	-	-	1,559,418	6,250,000	24,996,918
RSUs and warrants exercised	1,219,653	4,813,632	(436,497)	(569,733)	(783,156)	(2,932,753)	-	1,311,146
Warrants expired	-		(288,015)	(438,798)	-	-	(288,015)	(438,798)

December 31, 2019	69,840,928	151,997,555	525,000	734,379	337,500	1,297,812	70,703,428	154,029,746
Issuance (i)	-	-	-	-	-	14,138	-	14,138
RSUs and warrants exercised	285,000	1,077,100	-	-	(285,000)	(1,077,100)	-	-

March 31, 2020	70,125,928	153,074,655	525,000	734,379	52,500	234,850	70,703,428	154,043,884

(i)	RSU issuance amount includes stock-based compensation and costs related to RSUs during the period of the condensed consolidated financial statements.

(19)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

a)	During the three months ended March 31, 2019, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company:

i)

During March 2017, the Company issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants were scheduled to expire on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry during the three months ended March 31, 2019.

ii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019.

b)	During the three months ended March 31, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company:

i)

As at December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020 in accordance with the terms of the RSU Plan. As at March 31, 2020, the Company had 52,500 RSUs outstanding.

The stock-based compensation related to RSUs, recognized in the condensed consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2020 was $14,138 (2019 – $469,807).

The stock-based compensation related to stock options, recognized in the condensed consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2020, was $578,394 (2019 – $547,806).

11	Commitments and contingencies

The Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. With respect to these matters, the management evaluates the developments on a regular basis and accrues a liability when it believes a loss is probable and the amount can be reasonably estimated. We believe that the amount or any estimable range of reasonably possible or probable loss will not, either individually or in the aggregate, have a material adverse effect on our business and condensed consolidated financial statements. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

During Q1 2020 a pandemic relating to a novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic with various cities, counties, states and countries around the world responding in different ways to address and contain the outbreak, including the

(20)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most effected or to what extent containment measures will be applied.

Imaging centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by the Company in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including the Company’s supply of personal protective equipment, and lead to personnel shortages, each of which could impact the ability of the Company to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for the Company to incur incremental credit losses beyond what is currently expected and potential reduction in revenue and income and asset impairments.

12	Segmented financial information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company has one reportable segment, which is outpatient diagnostic imaging services.

13	Risk management arising from financial instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and leases (current portion) approximates their fair value given their short-term nature.

The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed consolidated balance sheets and the normalized expected market rates of interest is insignificant. The estimated fair values of other non-current liabilities were as follows:

(21)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

	March 31, 2020 $	December 31, 2019 $
May 2019 loans payable	371,859,800	360,596,500
Wesley Chapel Loan payable	1,410,700	1,483,830
Subordinated notes – earn-out	188,395	184,485
ADG Acquisition – earn-out	8,314,604	14,834,067
Derivative financial instruments	5,215,883	951,105

	386,989,382	378,049,987

Financial instruments recorded at fair value on the condensed consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities. As at March 31, 2020, the Company did not have any financial assets or liabilities measured at fair value under the Level 1 category.

•

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability; either directly (i.e., as prices) or indirectly (i.e., derived from prices). As at March 31, 2020, the derivative financial instruments were measured at fair value under the Level 2 category on recognition. They are subsequently remeasured at fair value under the Level 2 category.

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The May 2019 Loans, Wesley Chapel Loan, Subordinated Notes – Earn-out and ADG Acquisition – Earn-out were measured at fair value under the Level 3 category on recognition. The Subordinated Notes – Earn-out and ADG Acquisition – Earn-out are subsequently remeasured at fair value under the Level 3 category.

The following table summarizes information regarding the change in carrying value of the Company’s financial instruments carried at fair value.

(22)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

	Derivative financial instruments $	Subordinated Notes Earn-out $	ADG Acquisition Earn-out $

January 1, 2019	(16,014)	169,642	-
Issuance	-	-	14,748,022
Financial instruments revaluation loss (gain)
Realized	-	-	-
Unrealized	967,119	14,843	86,045

December 31, 2019	951,105	184,485	14,834,067
Financial instruments revaluation loss (gain)
Realized	-	-	-
Unrealized	4,264,778	3,910	(6,519,463)

March 31, 2020	5,215,883	188,395	8,314,604

There were no transfers between levels during the three months ended March 31, 2020 and the twelve months ended December 31, 2019. A transfer is made between levels during the period that a financial instrument meets the relevant criteria.

Financial instruments are classified into one of the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	March 31, 2020 $	December 31, 2019 $
Cash	16,619,615	23,388,916
Accounts receivable	91,717,158	82,867,225

Financial assets measured at amortized cost	108,336,773	106,256,141

Accounts payable and accrued liabilities	21,308,144	26,262,225
Short-term portion of senior loans payable	3,710,796	3,705,952
Short-term portion of leases	10,905,124	11,066,293
Long-term portion of senior loans payable	339,741,545	336,276,370
Long-term portion of leases	133,448,038	126,399,101

Financial liabilities measured at amortized cost	509,113,647	503,709,941

Subordinated notes – earn-out	188,395	184,485
ADG Acquisition – earn-out	8,314,604	14,834,067
Derivative financial instruments	5,215,883	951,105

Measured at fair value through profit or loss	13,718,882	15,969,657

(23)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

14	Basic and diluted income per share

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2020	2019
	$	$

Net income attributable to common shareholders	2,236,003	2,783,915
Weighted average common shares outstanding
Basic	69,903,565	62,422,856
Add: additional shares issuable upon exercise of employee stock options, warrants and restricted share units	1,745,756	1,817,601

Diluted	71,649,321	64,240,457
Net income per share
Basic and diluted	0.03	0.04

15	Revenue information

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2020	2019
	$	$

Commercial	49,173,680	33,134,495
Medicare	7,902,167	6,349,574
Medicaid	1,969,914	1,738,790
Attorney	6,165,452	1,261,756
Workers comp	2,837,325	2,152,380
Other patient revenue	2,588,863	2,318,231

Service fees - net of allowances and discounts	70,637,401	46,955,226
Other revenue (management and ancillary fees)	624,672	595,962

	71,262,073	47,551,188

(24)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

16	Cost of operations, excluding depreciation and amortization

	Three-month period ended March 31, 2020 $	Three-month period ended March 31, 2019 $

Employee compensation	24,817,590	17,803,022
Reading fees	10,923,737	6,986,767
Rent and utilities	7,509,095	5,520,247
Third party services and professional fees	6,291,258	3,552,581
Administrative	3,884,360	2,711,322
Medical supplies and other	2,926,792	1,814,873

	56,352,832	38,388,812

17	New accounting standards

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

ASU 2018-15, Intangibles – Goodwill and Other – Internal Use Software (Topic 350-40)

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Topic 350-40). The ASU is intended to improve the recognition and measurement of financial instruments. The new guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. For all other entities, this ASU is effective for annual reporting periods beginning after December 15, 2020. The Company is considered an Emerging Growth Company as classified by SEC, which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company continues to evaluate the impact of the standard on its consolidated financial statements.

(25)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and related clarifying standards, which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to assess credit loss estimates. The ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2022. The Company is considered an Emerging Growth Company as classified by SEC, which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company continues to evaluate the impact of the standard on its consolidated financial statements.

18	Subsequent events

i)

As at March 31, 2020, the Company had 52,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 10,000 of these RSUs were settled for common shares on April 22, 2020 in accordance with the terms of the RSU Plan.

ii)

During May 2018, the Company had issued 525,000 warrants to purchase common shares on a 1:1 basis at an exercise price of $4.00 per common share. These warrants were not exercised into common shares and expired on May 2, 2020.

iii)

During April 2020, the Company received approximately $1 million under the first appropriation made by Health and Human Services (HHS) to Medicare providers pursuant to the CARES Act. Subsequently, in December 2020, the Company received an additional grant from the HHS of approximately $4 million. Additional grants may be available to the Company through subsequent appropriations under this program. Further, during April 2020, the Company received approximately $3 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (CMS). These payments are required to be applied to claims beginning 120 days after their receipt in April through the adjudication of Medicare claims over a future period.

iv)

The credit agreement related to the May 2019 Loans was amended on June 2, 2020. Pursuant to this amendment, Akumin’s revolving credit facility has been increased from $50 million to $69 million. Any draw on the revolving credit facility above a principal amount of $50 million will require consent of lenders holding two-thirds of the outstanding principal of Term Loan B facility and lenders holding two-thirds of the outstanding principal of the other senior credit facilities.    As at the time of the amendment, the Company had approximately $28.4 million drawn on its revolving credit facility.

In addition, among other things, the amendment will adjust Akumin’s leverage and fixed charge ratios for the next four quarters providing the Company with greater flexibility in its financial ratio covenants. While no prepayment is required, if a prepayment is made on the Term Loan B facility, an additional payment

(26)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

equal to 2% of the amount prepaid will need to be paid at the time of prepayment within the next 12 months and equal to 1% of the amount prepaid within the subsequent 12 months.

v)	On October 23, 2020, the Company paid $200,000 to completely settle the Subordinated Note – Earn-out.

vi)

On November 2, 2020, the Company closed its previously announced offering of $400 million of aggregate principal amount of 7.00% senior secured notes due November 1, 2025 (the 2025 Senior Notes). The net proceeds from this offering were used to repay in full, in accordance with respective contracts, the Amended May 2019 Term Loans and Revolving Facility and the net derivative financial instrument liabilities and to pay related financing fees and expenses. The balance has been retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Company and each of its direct or indirect wholly owned subsidiaries, including the Revenue Practices and the guarantors.

vii)

Concurrently with the closing of the 2025 Senior Notes, the Company entered into a new revolving credit agreement (the November 2020 Revolving Credit Agreement) with BBVA USA, as administrative and collateral agent to provide for a senior secured revolving credit facility in an aggregate principal amount of $55 million (the November 2020 Revolving Facility), with sub-limits for the issuance of letters of credit and for swingline loans. The November 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes. The November 2020 Revolving Facility will mature on the date that is five years after the issue date (the November 2020 Revolving Facility Maturity Date); provided that, if more than $50 million in aggregate principal amount of notes is outstanding on the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date, then the November 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date.

The availability of borrowings under the November 2020 Revolving Facility is subject to customary terms and conditions.

viii)

On November 2, 2020, the Company reached a settlement with the sellers of its Georgia business pursuant to the process contemplated by the purchase agreement for that business which valued the ADG Acquisition - Earn-out at approximately $9.4 million. In accordance with the terms of the purchase agreement between the parties, 50% of the value of ADG Acquisition - Earn-out (approximately $4.7 million) was paid within 5 business days after the value was finally determined and the balance is to be paid 6 months thereafter, in May 2021.

ix)

The Company announced on February 11, 2021 that it completed its private offering of $75 million aggregate principal amount of additional 7.00% senior secured notes due November 2025 (the “New Notes”). The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes.

The Company expects to use the net proceeds from this offering for future acquisitions, with any unused proceeds to be used for working capital and other general corporate purposes, which may include reducing debt. The New Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured

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Akumin Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

basis by each wholly owned subsidiary of the Company, including the Revenue Practices and the guarantors.

x)

Effective March 1, 2021, the Company completed a common equity investment in an artificial intelligence business as part of a private placement offering for approximately $4.6 million. The target develops artificial intelligence aided software programs for use in medical businesses, including outpatient imaging services of the sort provided by the Company. As a result of the investment, a previous investment in a convertible note instrument issued by the target to the Company in May 2020 converted for common equity. The Company’s total investment is estimated to be valued at approximately $8.0 million and represents a 34.5% interest in the target. In addition, the Company holds share purchase warrants which, subject to the occurrence of certain events, and the payment of approximately $0.4 million, would entitle the Company to acquire a further 2.4% interest in the target’s common equity.

xi)

On March 9, 2021, the Board granted 645,000 RSUs and 70,000 options to certain employees and consultants of the Company pursuant to the Company’s RSU plan and stock option plan, respectively, in connection with the Company’s equity bonus awards. In addition, 84,032 RSUs were granted to non-executive directors of the Company as part of their 2021 compensation and 50,000 RSUs were awarded as part of a signing bonus to an executive who started with the Company on March 29, 2021. Subject to and in accordance with the terms of the RSU plan, 50% of the RSUs granted will vest and settle for common shares one year after the date of grant and the remaining 50% will vest and settle for common shares two years after the date of grant. Subject to and in accordance with the stock option plan, the options were granted with an exercise price of $3.58 per share, representing the 5-day volume weighted average price of the shares prior to the date of grant and an expiry date of 7 years after the date of grant. The options granted will vest as follows: 34% of the grant vest one year after the date of grant, 33% two years after the date of grant and the remaining 33% three years after the date of grant.

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